Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP REPORTS FISCAL YEAR 2021 FIRST QUARTER RESULTS

Last March, BRP has been recognized by the prestigious Red Dot Design Awards where three products were favoured by the Jury, including the new 2020 Sea-Doo GTI. © BRP 2020

Highlights for the quarter vs Q1 FY20:

•	Revenues of $1,229.8 million, a decrease of $103.9 million or 7.8%;

•	Gross profit of $235.1 million representing 19.1% of revenues, a decrease of $65.5 million;

•	Net loss of $226.1 million, a decrease of $249.9 million, which resulted in a diluted loss per share of $2.58, a decrease of $2.83 per share;

•	The Company recorded a non-cash impairment charge of $171.4 million related to its Marine segment;

•	Normalized net income[1] of $22.7 million, a decrease of $30.0 million, which resulted in a normalized diluted earnings per share[1] of $0.26, a decrease of $0.28 per share or 51.9%;

•	Normalized EBITDA[1] of $123.0 million representing 10.0% of revenues, a decrease of $23.7 million or 16.2%.

In addition, during the three-month period ended April 30, 2020:

•

Following government measures, adopted in response to the COVID-19 pandemic, the Company announced that all of its powersports and marine manufacturing operations around the world were temporarily suspended or slowed down and a series of cost reduction initiatives were undertaken, including the reduction of its global workforce and other temporary layoffs.

•

The Company amended its Term Facility to consolidate it into a single tranche which reduces the cost of borrowing by 0.50% for the previous U.S. $335.0 million tranche and extends the maturity from May 2025 to May 2027.

[1]	See “Non-IFRS Measures” section of this press release for the definition of these items and, where applicable, their reconciliation to the most directly comparable IFRS measure

Recent events:

•

On May 8, 2020, the Company entered into an incremental U.S. $600.0 million tranche under its Term Facility. This new tranche matures in May 2027 and the cost of borrowing is LIBOR plus 5.00% per annum, with a LIBOR floor of 1.00%. Consistent with the existing credit agreements of the Company, the new tranche is exempt of financial covenants.

•

On May 27, 2020, the Company announced the re-orientation of its global marine business. As part of this announcement, BRP discontinued the production of its outboard engines and signed an agreement with Mercury Marine to support its boat packages.

Valcourt, Quebec, May 28, 2020 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) today reported its financial results for the three-month period ended April 30, 2020. All financial information is in Canadian dollars unless otherwise noted. The complete financial results are available at Sedar, as well as in the Quarterly Reports section of BRP’s website.

“The sudden impact of the COVID-19 crisis has brought rapid changes that significantly disrupted our business and forced us to quickly and successfully adjust our plan, thanks to the agility and resilience of our employees, suppliers and dealers. Today most of our manufacturing and dealers have re-opened for business. With the new travel restrictions and vacation at home trend, our retail is returning strongly and showing very positive signs”, said José Boisjoli, President and CEO at BRP.

Among the operational adjustments made in the current context is the discontinuation of our outboard engine production. “For our Evinrude employees, let me say that I am very proud of the part they have played over the past years and in particular, their efforts over the past 18 months. Although we have made progress, the impact of COVID-19 has left us no choice. I wish to thank them for their dedication and commitment in helping us create the Marine Group”, concluded Boisjoli. The marine strategy will focus on enhancing the boat business and new technologies to transform this industry.

Highlights for the Three-Month Period Ended April 30, 2020

Revenues decreased by $103.9 million, or 7.8%, to $1,229.8 million for the three-month period ended April 30, 2020, compared with $1,333.7 million for the corresponding period ended April 30, 2019. The revenue decrease was primarily due to lower wholesale of Seasonal Products and Marine products. The lower wholesale is mainly attributable to the COVID-19 pandemic impact, partially offset by a strong start of quarter. The decrease in revenue was partially offset by a favourable foreign exchange rate variation of $13 million.

The Company’s North American retail sales for the three-month period ended April 30, 2020 decreased by 1% compared with the three-month period ended April 30, 2019, mainly due to a decrease in 3WV, outboard engines and snowmobiles. The decrease was partially offset by an increase in SSV and ATV.

Gross profit decreased by $65.5 million, or 21.8%, to $235.1 million for the three-month period ended April 30, 2020, compared with $300.6 million for the corresponding period ended April 30, 2019. The gross profit decrease includes a favourable foreign exchange rate variation of $12 million. Gross profit margin percentage decreased by 340 basis points to 19.1% from 22.5% for the three-month period ended April 30, 2019. The decrease was primarily due to the under- absorption of fixed costs resulting from plant closures and unfavourable pricing and sales programs variation. The decrease was partially offset by a favourable product mix in SSV, PWC and 3WV and a favourable foreign exchange rate variation.

Operating expenses increased by $150.8 million, or 71.3%, to $362.4 million for the three- month period ended April 30, 2020, compared with $211.6 million for the three-month period ended April 30, 2019. The increase was mainly attributable to the $171.4 million impairment charge recorded during the first quarter of Fiscal 2021 for the Marine segment, partially offset by cost reduction initiatives to mitigate the COVID-19 impact

QUARTERLY REVIEW BY SEGMENT

Powersports

Year-Round Products

Revenues from Year-Round Products increased by $13.3 million, or 2.1%, to $640.3 million for the three-month period ended April 30, 2020, compared with $627.0 million for the corresponding period ended April 30, 2019. The increase was primarily attributable to a strong start of quarter and a favourable foreign exchange rate variation of $8 million, partially offset by the COVID-19 pandemic impact and higher sales programs.

North American Year-Round Products retail sales increased on a percentage basis in the low-teens range compared with the three-month period ended April 30, 2019.

Seasonal Products

Revenues from Seasonal Products decreased by $52.8 million, or 14.1%, to $322.6 million for the three-month period ended April 30, 2020, compared with $375.4 million for the corresponding period ended April 30, 2019. The decrease resulted primarily from the COVID-19 pandemic. The decrease was partially offset by a favourable foreign exchange rate variation of $3 million.

North American Seasonal Products retail sales decreased on a percentage basis in the low-teens range compared with the three-month period ended April 30, 2019.

Powersports PA&A and OEM Engines

Revenues from Powersports PA&A and OEM Engines decreased by $27.8 million, or 15.0%, to $157.5 million for the three-month period ended April 30, 2020, compared with $185.3 million for the corresponding period ended April 30, 2019. The decrease was mainly attributable to the COVID-19 pandemic with dealers closed or having limited activities.

Marine

Revenues from the Marine segment decreased by $39.2 million, or 25.9%, to $112.1 million for the three-month period ended April 30, 2020, compared with $151.3 million for the corresponding period ended April 30, 2019. The decrease was mainly due to the COVID-19 pandemic, partially offset by the acquisition of Telwater Pty Ltd during Fiscal 2020.

North American outboard engine retail sales decreased on a percentage basis in the mid-forties range compared with the three-month period ended April 30, 2019.

Net Income data

	Three-month periods ended
(in millions of Canadian dollars)	April 30, 2020	April 30, 2019
Revenues by category
Powersports
Year-Round Products	$640.3	$627.0
Seasonal Products	322.6	375.4
Powersports PA&A and OEM Engines	157.3	185.0
Marine	109.6	146.3

Total Revenues	1,229.8	1,333.7
Cost of sales	994.7	1,033.1

Gross profit	235.1	300.6
As a percentage of revenues	19.1%	22.5%
Operating expenses
Selling and marketing	81.7	97.2
Research and development	50.5	57.5
General and administrative	45.0	52.2
Impairment charge	171.4	—
Other operating expenses	13.8	4.7

Total operating expenses	362.4	211.6

Operating income (loss)	(127.3)	89.0
Net financing costs	23.0	19.9
Foreign exchange loss on long-term debt	84.2	25.7

Income (loss) before income taxes	(234.5)	43.4
Income tax expense (recovery)	(8.4)	19.6

Net income (loss)	$(226.1)	$23.8

Attributable to shareholders	$(226.0)	$24.0
Attributable to non-controlling interest	$(0.1)	$(0.2)

Normalized EBITDA [1]	$123.0	$146.7
Normalized net income [1]	$22.7	$52.7

[1]	See “Non-IFRS Measures” section.

FY21 Financial Outlook

BRP is expecting the COVID-19 situation to have the biggest impact on FY21 Q2 with a gradual improvement through Q3 and Q4.

FY21 Total Company Revenues Expected Variation

Period	Variation vs Same period in FY20	Key drivers
FY21 Q2	Down about 40%	• Production suspension in most sites in early May followed by gradual ramp-up • Lower expected demand outside of United States • Discontinuation of outboard engines production

FY21 H2	Down 10% to 20%	• Lower expected demand outside of United States • Discontinuation of outboard engines production

FY21 Additional Assumptions

Metric	Outlook
CAPEX	$220M to $250M
Depreciation expense[1]	~$265M
Net financing costs adjusted[1]	~$135M
Effective tax rate[1] [2]	26% to 27%
Share count diluted	~89M

[1]	See “Non-IFRS Measures” section.
[2]	Effective tax rate based on Normalized Earnings before Normalized Income Tax.

Conference Call and Webcast Presentation

Today at 9 a.m. EST, BRP Inc. will host a conference call and webcast to discuss its FY21 first quarter. The call will be hosted by José Boisjoli, President and CEO, and Sébastien Martel, CFO. To listen to the conference call by phone (event number 8963212), please dial 1-833-423-0441 (toll-free in North America) or 1-956-394-3561 (International numbers).

The Company’s first quarter FY21 webcast presentation is posted in the Quarterly Reports section of BRP’s website.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft, Manitou, Quintrex, Stacer and Savage boats, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel business to fully enhance the riding experience. With annual sales of CA$6.1 billion from over 120 countries, our global workforce is made up of approximately 12,600 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, Stacer, Savage, Evinrude and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release, including, but not limited to, statements relating to the financial outlook and related assumptions of the Company, statements about the Company’s current and future plans, including with respect to its marine strategy, its planned enhancement of its boat business and investments in new technologies, its ability to address the COVID-19 pandemic and other statements about the Company’s prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, priorities and strategies, financial position, market position, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, the expected growth in demand for products and services in the markets in which the Company competes, research and product development activities, including projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market expected financial requirements and the availability of capital resources and liquidities or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein.

Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific, made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that the Company’s business guidance, objectives, plans and strategic priorities will be achieved.

Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of its Annual Information Form: the impact of adverse economic conditions such as those resulting from the ongoing coronavirus (known as COVID-19) health crisis (including on consumer spending, the Company’s operations and supply and distribution chains, the availability of credit and the Company’s workforce); any decline in social acceptability of the Company’s products; fluctuations in foreign currency exchange rates; high levels of indebtedness; any unavailability of additional capital; unfavourable weather conditions; seasonal sales fluctuations; any inability to comply with product safety, health, environmental and noise pollution laws; the Company’s large fixed cost base; any inability of dealers and distributors to secure adequate access to capital; any supply problems, termination or interruption of supply arrangements or increases in the cost of materials; the Company’s competition in product lines; the Company’s inability to successfully execute its growth strategy; the Company’s international sales and operations; any failure of information technology systems or security breach; any failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; any loss of members of the Company’s management team or employees who possess specialized market knowledge and technical skills; any inability to maintain and enhance the Company’s reputation and brands; any significant product liability claim; any significant product repair and/or replacement due to product warranty claims or product recalls; the Company’s reliance on a network of independent dealers and distributors; the Company’s inability to successfully manage inventory levels; any intellectual property infringement and litigation; the Company’s inability to successfully execute its manufacturing strategy; increased freight and shipping costs or disruptions in transportation and shipping infrastructure; any failure to comply with covenants in financing and other material agreements; any changes in tax laws and unanticipated tax liabilities; any impairment in the carrying value of goodwill and trademarks; any deterioration in relationships with employees; pension plan liabilities; natural disasters; any failure to carry proper insurance coverage; volatility in the market price for BRP’s subordinate voting shares; the Company’s conduct of business through subsidiaries; the significant influence by Beaudier Inc. and 4338618 Canada Inc. (together the “Beaudier Group”) and Bain Capital Luxembourg Investments S. à r. l. (“Bain Capital”); and future sales of BRP’s shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully.

Unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this press release, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

NON-IFRS MEASURES

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including Normalized EBITDA, Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share.

Normalized EBITDA is provided to assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge, foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities. Other elements, such as restructuring costs, loss on litigation and acquisition related-costs, may also be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company. Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share, in addition to the financial performance of operating activities, take into account the impact of investing activities, financing activities and income taxes on the Company’s financial results.

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

Normalized EBITDA is defined as net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements. Normalized net income is defined as net income before normalized elements adjusted to reflect the tax effect on these elements. Normalized income tax expense is defined as income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements. Normalized effective tax rate is based on Normalized net income before Normalized income tax expense. Normalized earnings per share - basic and Normalized earnings per share – diluted are calculated respectively by dividing the Normalized net income by the weighted average number of shares – basic and the weighted average number of shares – diluted. The Company refers the reader to the “Selected Consolidated Financial Information” section of this press release for the reconciliations of Normalized EBITDA and Normalized net income presented by the Company to the most directly comparable IFRS measure.

Reconciliation Tables

The following table presents the reconciliation of Net income to Normalized net income [1] and Normalized EBITDA [1].

	Three-month periods ended
(in millions of Canadian dollars)	April 30, 2020	April 30, 2019
Net income (loss)	$(226.1)	$23.8

Normalized elements

Foreign exchange loss on long-term debt and lease liabilities	88.8	27.6
Transaction costs and other related expenses [2]	0.5	0.3
Restructuring and related costs [3]	5.7	—
Impairment charge [4]	171.4	—
Loss on litigation	—	0.2
Transaction costs on long-term debt	12.7	—
COVID-19 pandemic impact [5]	4.2	—
Gain on NCIB	(12.2)	—
Depreciation of intangible assets related to business combinations	1.1	0.7
Other elements	—	0.5
Income tax adjustment	(23.4)	(0.4)

Normalized net income [1]	22.7	52.7
Normalized income tax expense [1]	15.0	20.0
Financing costs adjusted [1] [6]	24.3	20.7
Financing income adjusted [1] [6]	(1.8)	(0.8)
Depreciation expense adjusted [1] [7]	62.8	54.1

Normalized EBITDA [1]	$123.0	$146.7

[1]	See “Non-IFRS Measures” section.
[2]	Costs related to business combinations.
[3]

The Company is involved, from time to time, in restructuring and reorganization activities in order to gain flexibility and improve efficiency. The costs related to these activities are mainly composed of severance costs and retention salaries.

[4]	During the three-month period ended April 30, 2020, the Company recorded an impairment charge of $171.4 million related to its Marine segment.
[5]	Incremental costs associated with the COVID-19 pandemic such as, but not limited to, labor cost related to furloughs and personal protective equipment.
[6]	Adjusted for transaction costs on long-term debt and normal course issuer bid program (“NCIB”) gains and losses in net income.
[7]	Adjusted for depreciation of intangible assets acquired through business combinations.

For media enquiries: Elaine Arsenault Senior Advisor, Media Relations Tel.: 514.238.3615 media@brp.com	For investor relations: Philippe Deschênes Manager Treasury and Investor Relations Tel.: 450.532.6462 philippe.deschenes@brp.com